Exhibit 99.1

Compton Petroleum Corporation
Consolidated Balance Sheets
(unaudited) (000’s)

	June 30, 2010	December 31, 2009
		(audited)
Assets

Current
Cash	$33,560	$-
Accounts receivable	42,647	37,389
Risk management gain, note 12	8,032	198
Other current assets	5,026	14,287
Future income taxes	-	12
	89,265	51,886

Property and equipment	1,756,705	1,944,196
Risk management gain, note 12	488	-
Other assets	744	679

	$1,847,202	$1,996,761

Liabilities

Current
Accounts payable	$62,887	$58,970
Senior credit facility, note 2	-	107,183
Risk management loss, note 12	-	94
MPP term financing, note 4	5,006	4,601
Future income taxes	2,410	58
	70,303	170,906

Senior term notes, note 3	469,061	461,741
Risk management loss, note 12	21	1,331
MPP term financing, note 4	43,790	46,807
Asset retirement obligations, note 6	40,657	41,812
Future income taxes	260,258	277,728
	884,090	1,000,325

Non-controlling interest, note 4	4,942	4,199

Shareholders’ equity

Capital stock, note 7(b)	386,714	386,706
Share purchase warrants	13,800	13,800
Contributed surplus, note 9(a)	37,326	36,104
Retained earnings	520,330	555,627
	958,170	992,237
Commitments and contingent liabilities, note 14
	$1,847,202	$1,996,761

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 1 -	Compton Petroleum Corporation - Q2 2010

Compton Petroleum Corporation
Consolidated Statements of Earnings (Loss) and Other Comprehensive Income
(unaudited) (000’s, except per share amounts)

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Revenue
Oil and natural gas revenues	$57,410	$54,124	$128,678	$123,023
Royalties	(10,140)	(1,523)	(22,730)	(13,562)
	47,270	52,601	105,948	109,461

Expenses
Operating	18,544	19,529	36,484	40,998
Transportation	1,893	1,822	3,392	3,548
Administrative	5,690	7,150	11,239	13,235
Stock-based compensation, note 9	1,064	1,030	1,776	1,880
Interest and finance charges, note 10	12,901	14,724	26,977	28,641
Foreign exchange and other (gains) losses, note 11	20,447	(44,510)	4,377	(27,772)
Risk management (gain) loss, note 12	1,039	(1,971)	(13,945)	(10,961)
Depletion and depreciation	34,262	33,789	68,365	69,347
Accretion of asset retirement obligations	1,055	764	2,110	1,500
Other expenses, note 13	13,663	2,340	14,834	2,756
	110,558	34,667	155,609	123,172

Earnings (loss) before taxes and non-controlling interest	(63,288)	17,934	(49,661)	(13,711)
Income taxes
Current	(208)	139	-	564
Future	(11,598)	(2,975)	(15,107)	(19,173)
	(11,806)	(2,836)	(15,107)	(18,609)

Earnings (loss) before non-controlling interest	(51,482)	20,770	(34,554)	4,898
Non-controlling interest, note 4	772	922	743	2,418

Net earnings (loss) and comprehensive income	$(52,254)	$19,848	$(35,297)	$2,480

Net earnings (loss) per share, note 8
Basic	$(0.20)	$0.16	$(0.13)	$0.02
Diluted	$(0.20)	$0.16	$(0.13)	$0.02

Compton Petroleum Corporation
Consolidated Statements of Retained Earnings
(unaudited) (000’s)

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Retained earnings, beginning of period	$572,584	$546,589	$555,627	$563,957
Net earnings (loss)	(52,254)	19,848	(35,297)	2,480

Retained earnings, end of period	$520,330	$566,437	$520,330	$566,437

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 2 -	Compton Petroleum Corporation - Q2 2010

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(unaudited) (000’s)

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Operating activities, note 13
Net earnings (loss)	$(52,254)	$19,848	$(35,297)	$2,480
Amortization and other	1,838	(838)	5,863	292
Depletion and depreciation	34,262	33,789	68,365	69,347
Unrealized foreign exchange and other (gains) losses	20,250	(43,965)	6,300	(27,945)
Future income taxes	(11,598)	(2,975)	(15,107)	(19,173)
Unrealized risk management (gain) loss	5,252	1,829	(9,725)	2,494
Stock-based compensation	797	604	1,225	1,103
Accretion of asset retirement obligations	1,055	764	2,110	1,500
Asset retirement expenditures	(2,875)	(406)	(6,628)	(903)
Non-controlling interest	772	922	743	2,418
	(2,501)	9,572	17,849	31,613
Change in non-cash working capital, note 15	8,445	(12,767)	11,610	(20,692)
	5,944	(3,195)	29,459	10,921

Financing activities
Issuance (repayment) of senior credit facility	(90,733)	12,379	(107,183)	51,628
Distribution to partner	-	(764)	-	(3,057)
Proceeds from share issuances (net)	5	-	5	-
MPP term financing repayment	(1,510)	(711)	(2,611)	(711)
Redemption of common shares	-	-	-	(200)
	(92,238)	10,904	(109,789)	47,660

Investing activities
Property and equipment additions	(8,631)	(16,328)	(18,118)	(32,470)
Acquisition of leased property	-	-	(1,256)	-
Property acquisitions	(150)	(304)	(150)	(304)
Property dispositions	117,501	1,168	117,557	1,168
Royalty dispositions	14,289	-	23,469	-
Change in non-cash working capital, note 15	(3,155)	1,640	(7,612)	(30,867)
	119,854	(13,824)	113,890	(62,473)

Change in cash	33,560	(6,115)	33,560	(3,892)

Cash, beginning of period	-	6,115	-	3,892

Cash, end of period	$33,560	$-	$33,560	$-

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 3 -	Compton Petroleum Corporation - Q2 2010

Compton Petroleum Corporation
Notes to the Interim Consolidated Financial Statements
(unaudited) (000’s)

Compton Petroleum Corporation (the “Corporation” or “Compton”) explores for and produces petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

1.         BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2009.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2009.

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.  The consolidated financial statements also include the accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) in accordance with Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, as outlined in Note 4.

All amounts are presented in Canadian dollars unless otherwise stated.

2.         SENIOR CREDIT FACILITY

	June 30, 2010	December 31, 2009

Authorized senior credit facility	$150,000	$220,000

Prime rate loans	$-	$37,000
Bankers’ acceptance term loans	-	70,000
Prime rate revolving credit	-	1,462
Unamortized transaction costs	-	(1,279)

Advances under the senior credit facility	$-	$107,183

The Corporation’s extendable Senior Credit Facility (the “Facility”) of $150.0 million, arranged with a syndicate of banks and renewed on June 30, 2010, is comprised of a revolving term facility authorized at $120.0 million and a revolving working capital facility authorized at $30.0 million.  The Facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and is subject to renewal on July 1, 2011, at which time it may be extended.  If not extended in 2011 the Facility will mature 1 day later on July 2, 2011.

Advances under the Facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

Prime rate and US Base rate plus 4.25%
Bankers’ Acceptances rate and LIBOR rate plus 5.25%

The Facility is secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

Conditional on completion of the Recapitalization Plan, see Senior Term Notes - Note 3, the bank syndicate has agreed:

Unaudited Consolidated Financial Statements	- 4 -	Compton Petroleum Corporation - Q2 2010

(a)	to increase the Facility to $225.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million;

(b)	reduce the interest margins by 0.50% from previous levels; and

(c)
change the tenor of the Facility such that if not extended at lenders option in 2011 the undrawn portion of the Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility.  The amounts outstanding under the non-revolving term facility  would be required to be repaid at the end of the term facility being July 1, 2012.

3.         SENIOR TERM NOTES

	June 30, 2010	December 31, 2009

US $450 million, 7.625% due December 1, 2013	$477,270	$470,970
Unamortized transaction costs and original issue discount	(8,209)	(9,229)

Carrying value	$469,061	$461,741

The Senior Term Notes (the “Notes”) bear interest at 7.625%, are unsecured and are subordinate to the Corporation’s Facility.  The yield to maturity using the effective interest method as at June 30, 2010 was 8.15%.

The Notes are redeemable by the Corporation in whole or part, after the date and as a percentage of the face value as follows:

December 1, 2009	103.813%
December 1, 2010	101.906%
December 1, 2011 and thereafter	100.000%

The indenture governing the Notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and the ACNTA test if the Ratio test is not met.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold.  If the Ratio is less than 2.5 to 1 the amount of debt that the Corporation may incur in addition to the Notes is limited to the value calculated under the ACNTA test.  At June 30, 2010, the Ratio was 1.78 to 1, falling below the minimum requirement.  The Corporation may incur up to $266.4 million of debt, plus certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation.

Subsequent to June 30, 2010, the Corporation announced a proposed Recapitalization Plan affecting the Notes.  The Recapitalization Plan proposes to exchange all of the existing US$450.0 million Notes for a combination of:

(a)	US$193.5 million 10% notes due 2017 (the “New Notes”);
(b)	US$184.5 million of cash; and
(c)	US$45.0 million 10% notes due September 2011 (the “Mandatory Convertible Notes”)

The exchange of all of the Corporation’s Notes under the Recapitalization Plan is proposed to be completed pursuant to the Plan of Arrangement (“Arrangement”) under the Canada Business Corporations Act which includes the calling a meeting of noteholders.  The meeting date for noteholders to vote on the Arrangement has been set for September 14, 2010.  The Arrangement will require the approval of two-thirds of the votes cast by noteholders present in person or by proxy at the meeting and who are entitled to vote on the Arrangement resolution.  Subject to receiving the required approvals and to other conditions, it is anticipated that the effective date of the Arrangement will be on or about September 15, 2010.

Unaudited Consolidated Financial Statements	- 5 -	Compton Petroleum Corporation - Q2 2010

4.         MPP TERM FINANCING AND NON-CONTROLLING INTEREST

	June 30, 2010	December 31, 2009

Present value of fixed base fee	$22,131	$24,287
Purchase option at renewal	27,265	27,800
Unamortized transaction costs	(600)	(679)

MPP term financing	$48,796	$51,408

MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta.  The Corporation processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP.  The Corporation does not have an ownership position in MPP.  However, the Corporation, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP’s operations.  Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities, and operations of the Partnership.

Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

	June 30, 2010	December 31, 2009

Non-controlling interest, beginning of period	$4,199	$59,762
Earnings attributable to non-controlling interest	743	3,259
Distributions to limited partner	-	(3,822)
MPP term financing	-	(55,000)

Non-controlling interest, end of period	$4,942	$4,199

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014.  As a result, a principal amount of $55.0 million of the non-controlling interest was transferred to MPP term financing with a reduction in the non-controlling interest.  Over the term, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities.  The fee is comprised of a fixed base fee of $0.8 million per month in respect of the MPP term financing, plus MPP operating costs net of third party revenues.

Compton may renew the processing agreement in 2014 under terms determined at that time or purchase the Partnership units for the outstanding amount of the MPP term financing of $27.3 million (“Purchase Option”).  In the event that the Corporation does not renew the processing agreement nor exercise the Purchase Option, the Corporation has no further obligations in respect of MPP.

The processing agreement prescribes minimum throughput volumes and reserve tests which, if not exceeded, may require prepayment of a portion of the Purchase Option.  The minimum throughput volume is to average 66.5 mmcf/d for the preceding two consecutive calendar quarters.  The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall.  Each prepayment of the Purchase Option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters.  In the event that the dedicated reserves are less than 200 BCF or have a discounted reserve value of less than $250 million, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of reserves shortfall.

Unaudited Consolidated Financial Statements	- 6 -	Compton Petroleum Corporation - Q2 2010

Effective June 30, 2010, the threshold throughput volume was reduced to 66.2 mmcf/d, following cumulative prepayments of $535,000 on the Purchase Option.  At June 30, 2010, internal estimates indicate that dedicated reserves exceed the minimum reserve test threshold.

5.         CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of working capital, shareholders’ equity plus long-term debt.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;
(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and
(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements. Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	June 30, 2010	December 31, 2009

Working capital (surplus) deficiency(1)	$(18,346)	$7,294
Senior credit facility(2)	-	107,183
MPP term financing(3)	48,796	51,408
Senior term notes(4)	469,061	461,741
Total net debt	499,511	627,626
Total shareholders’ equity	958,170	992,237

Total capitalization	$1,457,681	$1,619,863

Total net debt to total capitalization	34.3%	38.7%

(1)	Adjusted working capital excludes risk management, future income taxes, current MPP term financing and Facility
(2)	Includes unamortized transaction costs of $nil (2009 - $1,279)
(3)	Includes unamortized financing fees of $600 (2009 - $679)
(4)	Includes unamortized original issue discount and related transaction costs of $8,209 (2009 - $9,229)

Compton’s US dollar denominated senior term notes due December 2013, are translated into Canadian dollars at the prevailing exchange rate at period end.  Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes.  The carrying value of the notes at June 30, 2010 increased from December 31, 2009 as a result of the depreciation of the Canadian dollar resulting in an unrealized foreign exchange loss and a net of tax decrease in shareholders’ equity.

In 2009, the Corporation completed an equity financing (gross proceeds of $172.5 million) and the sale of a 3.75% overriding royalty interest (gross proceeds of $71.3 million) that significantly reduced the outstanding Facility.  A further 1.25% overriding royalty interest was sold in the in the first six months of 2010 for gross proceeds of $23.8 million which was also applied to reduce the Facility.  The sale proceeds of $115 million from the property disposition completed in the second quarter of 2010 eliminated the outstanding Facility at June 30, 2010.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is defined as net earnings (loss) before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, goodwill written-off, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other expenses.

Unaudited Consolidated Financial Statements	- 7 -	Compton Petroleum Corporation - Q2 2010

Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.  At June 30, 2010, total net debt to adjusted EBITDA was 4.3x (December 31, 2009 - 5.9x) calculated on a trailing 12 month basis as follows:

	June 30, 2010		December 31, 2009

Total net debt	$499,512		$628,905

12 months ended	June 30, 2010		December 31, 2009

Net earnings (loss)	$(46,107)		$(8,330)
Add (deduct)
Interest and finance charges	55,223		56,886
Income taxes	(8,793)		(24,102)
Depletion and depreciation	133,728		134,710
Accretion of asset retirement obligations	3,853		3,242
Unrealized foreign exchange and other (gains) losses	(45,855)		(80,100)
Unrealized risk management gains (losses)	(2,707)		9,510
Other expenses	16,893		4,816
Goodwill written-off	9,933		9,933

Adjusted EBITDA	$116,168		$106,565

Total net debt to adjusted EBITDA	4.3	x	5.9	x

The prevailing natural gas price over the past two years has affected the Corporation’s operations and capital structure.  As a result, Compton’s total net debt to adjusted EBITDA at June 30, 2010, is greater than the internal targeted factor of 2.5 to 3.0 times.  The Corporation has taken a significant step to achieve its internal targets with the proposed Recapitalization Plan; see Note 3 - Senior Term Notes.

6.         ASSET RETIREMENT OBLIGATIONS

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

	June 30, 2010	December 31, 2009

Asset retirement obligations, beginning of period	$41,812	$34,281
Liabilities incurred	1,180	285
Liabilities settled and disposed	(4,780)	(9)
Accretion expense	2,110	3,242
Revision of estimate	335	4,013

Asset retirement obligations, end of period	$40,657	$41,812

The total undiscounted amount of estimated cash flows required to settle the obligations was $264.1 million (December 31, 2009 - $277.7million), which has been discounted using a credit-adjusted risk free rate of 10.5% (2009 - 10.5%).  Due to the Corporation’s long reserve life, the majority of these obligations are not expected to be settled until well into the future.  Settlements will be funded from general Corporation resources at the time of retirement and removal.

Unaudited Consolidated Financial Statements	- 8 -	Compton Petroleum Corporation - Q2 2010

7.	CAPITAL STOCK

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)	Issued and outstanding

	June 30, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount

Common shares outstanding, beginning of period	263,573	$386,706	125,760	$237,703
Shares issued under public offering(1)	-	-	138,000	149,357
Shares issued under stock option plan	6	8	-	-
Shares repurchased	-	-	(187)	(354)

Common shares outstanding, end of period	263,579	$386,714	263,573	$386,706

(1)	Net of share issue costs of $12.7 million, and $13.8 million ascribed to the value of the share purchase warrants, less future income tax benefits of $3.3 million

On October 5, 2009, the Corporation closed a fully subscribed equity financing for total net proceeds of $161.9 million on a bought deal basis.  Pursuant to the financing, 138,000,000 units were issued at a price of $1.25 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  No warrants were exercised during the second quarter of 2010.

8.	PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Weighted average common shares outstanding - basic	263,579	125,573	263,576	125,576
Effect of stock options	34	415	112	185

Weighted average common shares outstanding - diluted	263,613	125,988	263,688	125,761

In calculating diluted earnings per common share for the three months ended June 30, 2010, the Corporation excluded 15,297,775 options (2009 - 9,076,601) and 138,000,000 share purchase warrants (2009 - n/a) as the exercise price was greater than the average market price of its common shares in those periods.

In the case of a loss, the effect of stock options potentially exercisable on diluted net loss per share is anti-dilutive.  Therefore basic and diluted net loss per share is the same.

Unaudited Consolidated Financial Statements	- 9 -	Compton Petroleum Corporation - Q2 2010

9.	STOCK-BASED COMPENSATION PLANS

(a)	Stock option plan

The following tables summarize the information relating to stock options:

	June 30, 2010		December 31, 2009
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price

Outstanding, beginning of period	10,750	$4.66	11,131	$8.07
Granted	7,765	$0.98	5,981	$1.11
Exercised	(6)	$0.86	-	$-
Forfeited	(1,899)	$7.22	(6,362)	$7.29

Outstanding, end of period	16,610	$2.63	10,750	$4.66

Exercisable, end of period	4,089	$6.70	4,001	$8.50

The range of exercise prices of stock options outstanding and exercisable at June 30, 2010 was as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price

$0.79 - $1.00	9,310	4.4	$0.96	632	$0.89
$1.01 - $2.00	3,994	4.1	$1.24	486	$1.27
$2.01 - $3.00	358	0.2	$2.32	358	$2.32
$3.01 - $4.00	331	1.5	$3.90	331	$3.90
$4.01 - $17.15	2,617	1.4	$10.60	2,282	$10.56

	16,610	3.7	$2.63	4,089	$6.70

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Weighted average fair value of options granted	$0.52	$0.51	$0.49	$0.55
Risk-free interest rate	3.0%	1.5%	2.8%	1.5%
Expected life (years)	5.0	5.0	5.0	5.0
Expected volatility	60.0%	72.7%	60.0%	71.1%

Unaudited Consolidated Financial Statements	- 10 -	Compton Petroleum Corporation - Q2 2010

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation and other items:

	three months ended June 30, 2010	December 31, 2009

Contributed surplus, beginning of period	$36,104	$33,030
Stock-based compensation expense	1,222	2,921
Excess of book value over purchase price on normal course issuer bid	-	153

Contributed surplus, end of period	$37,326	$36,104

(b)	Stock-based compensation expense

The following table presents amounts charged to stock-based compensation expense during the period ended are as follows:
	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Stock option plan	$797	$604	$1,225	$1,103
Employee share purchase plan	267	426	551	777

	$1,064	$1,030	$1,776	$1,880

10.	INTEREST AND FINANCE CHARGES

Amounts charged to interest expense during the period were:

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Interest on senior credit facility, net	$1,326	$2,214	$2,678	$4,266
Interest on senior term notes	9,267	10,484	18,644	21,658
Other finance charges	2,308	2,026	5,655	2,717

	$12,901	$14,724	$26,977	$28,641

Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous interest revenue and expense.

The effective interest rate on the Facility at June 30, 2010 was 6.2% (2009 - 3.7%).

Unaudited Consolidated Financial Statements	- 11 -	Compton Petroleum Corporation - Q2 2010

11.	FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

Amounts charged to foreign exchange and other (gains) losses during the period ended are as follows:

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Foreign exchange (gain) loss on translation of US$ debt	$20,250	$(43,965)	$6,300	$(27,945)
Other foreign exchange (gain) loss	197	(292)	(62)	(80)
Marketable securities valuation (gain) loss	-	(253)	(1,861)	253

Foreign exchange and other (gains) losses	$20,447	$(44,510)	$4,377	$(27,772)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At June 30, 2009, the Corporation’s financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, Facility, Notes, risk management assets and liabilities relating to the use of derivative financial instruments and MPP Term Financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a)	Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

	June 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held for trading
Cash	$33,560	$33,560	$-	$-
Other current assets(1)	$5,026	$5,026	$14,287	$14,287
Risk management assets	$8,032	$8,032	$198	$198
Loans and receivables
Accounts receivable	$42,647	$42,647	$37,389	$37,389

Financial liabilities
Held for trading
Risk management liabilities(2)	$21	$21	$1,425	$1,425
Other financial liabilities
Accounts payable	$62,887	$62,887	$58,970	$58,970
Senior credit facility	$-	$-	$107,183	$108,462
MPP term financing(2)	$48,796	$49,396	$51,408	$52,087
Senior term notes	$469,061	$381,816	$461,741	$362,647

(1)      Includes royalty deposits, prepaid expenses, and marketable securities
(2)      Includes current and long term

The carrying amount of cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest.  The Facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes.  The Notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, or in their absence, third-party indicators and forecasts.  The Corporation’s financial instruments classified as held for trading are included in Level 1 of the hierarchy for fair value instruments.  Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

Unaudited Consolidated Financial Statements	- 12 -	Compton Petroleum Corporation - Q2 2010

(b)	Risk management assets and liabilities

(i)	Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	June 30, 2010	December 31, 2009

Unrealized gain
Current asset	$8,032	$198
Non-current asset	488	-
Unrealized loss
Current liability	-	(94)
Non-current liability	(21)	(1,331)

Total unrealized asset (liability)	$8,499	$(1,227)

(ii)	Net fair value of commodity positions

On June 30, 2010, the Corporation had the following commodity contracts in place:

Commodity	Term	Notional Volume	Average Price	Mark-to- Market Gain (Loss)

Natural Gas
Collar	Jul./09 - Jun./11	30,250 GJ/d	$4.52 - $7.02/GJ	$6,051
Collar	Jul./09 - Oct./11	10,000 GJ/d	$4.50 - $7.00/GJ	2,427
Electricity
Swap	Jan./10 - Dec./11	84 MWh/d	$50.74/MWh	21

Total unrealized commodity asset (liability)				$8,499

(c)	Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings (loss) and other comprehensive income during the periods relating to commodity prices and foreign currency transactions are summarized below:

six months ended June 30	Commodity Contracts	Foreign Currency	2010 Total	2009 Total

Unrealized change in fair value	$(9,725)	$-	$(9,725)	$2,494
Realized cash settlements	(4,220)	-	(4,220)	(13,455)

Total (gain) loss	$(13,945)	$-	$(13,945)	$(10,961)

Unaudited Consolidated Financial Statements	- 13 -	Compton Petroleum Corporation - Q2 2010

three months ended June 30	Commodity Contracts	Foreign Currency	2010 Total	2009 Total

Unrealized change in fair value	$5,264	$(12)	$5,252	$1,829
Realized cash settlements	(4,213)	-	(4,213)	(3,800)

Total (gain) loss	$1,051	$(12)	$1,039	$(1,971)

The gains and losses realized during the period on the electricity contract are included in operating expenses.

(d)	Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)	Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

—	Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts and AESO for electricity contracts.  Prices are valued in Canadian dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

With respect to commodity contracts in place at June 30, 2010, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased annualized before tax earnings by approximately $2.1 million (2009 - $6.7 million).  A similar decline in commodity prices would have had the opposite impact.

—	Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rate the Corporation maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

At June 30, 2010, with respect to the Corporation’s Notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the notes by $4.5 million (2009 - $4.5 million) and increase or decrease annualized before tax earnings by $0.3 million (2009 - $0.3 million).

—	Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with the Facility, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with Notes, introduce risk at the time of maturity if replacement bonds are issued.

Unaudited Consolidated Financial Statements	- 14 -	Compton Petroleum Corporation - Q2 2010

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.  Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate of the Facility.  At June 30, 2010, a 100bps change in interest rates would have impacted before tax earnings by $0.5 million (2009 - $1.6 million) assuming the change in interest rates occurred at the beginning of the period.

(ii)	Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 4% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at June 30, 2010 were current.

Derivative financial instrument contracts are with investment grade Canadian financial institutions that are also members of the Corporation’s banking syndicate.  At June 30, 2010, three financial institutions held all of the outstanding financial instrument contracts.  Derivative electricity contracts are with the Corporation’s power provider.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)	Liquidity risk

Compton believes it has significantly improved its capital structure, and continues to have flexibility to adjust its capital structure further by modifying its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.  Despite the improvements, Compton remains exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.

In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its Facility.  The Facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan.  Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or LIBOR loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio.

The trust indenture for the Notes requires that prior to completing an asset sale in excess of $3.0 million Compton deliver an officer’s certificate to the trustee setting forth the fair market value (as defined in the trust indenture) of the assets sold, accompanied, for asset sales in excess of $15.0 million, by a resolution of Compton's board of directors determining that the consideration received is at least equal to fair market value of the assets sold.  While Compton has provided annual certifications to the trustee setting forth the fair market value received by Compton in connection with asset sales, such certifications were not delivered prior to consummation of such asset sales and were not accompanied by resolutions of Compton's board of directors.

Unaudited Consolidated Financial Statements	- 15 -	Compton Petroleum Corporation - Q2 2010

Compton received consideration at least equal to the fair market value of the assets sold in each of the prior asset sales conducted by Compton and all proceeds of such asset sales were applied appropriately in accordance with the covenant in the trust indenture relating to asset sales.  Nevertheless, failure to comply with the requirement to deliver an officer's certificate and board resolutions prior to the time of an asset sale may constitute an event of default that is continuing under the trust indenture for the Notes.

Compton believes it has defences it can raise in this regard.  Compton sought and received from the Court a stay of proceedings in respect of any action or proceeding relating to Compton’s failure to deliver to the indenture trustee an officer’s certificate and resolution of the board of directors setting forth fair market value of the assets sold for the asset sales consummated by Compton prior to the date hereof, pending the outcome of the Meeting to consider the proposed Arrangement which is part of the Recapitalization Plan.  Provided that noteholders holding not less than a simple majority of the aggregate principal amount of the outstanding Notes vote in favour of the Arrangement resolution, the noteholders will have waived any action or proceeding relating thereto.  If the Arrangement is completed, all rights and obligations under the Note indenture will be extinguished by order of the Court in connection with the approval of the Arrangement.  Compton has obtained from the banks under the Facility a waiver of any cross-default in the Facility created by any event of default under the Note indenture prior to the date hereof.

13.	OTHER EXPENSES

The following non-recurring costs have been grouped for presentation purposes as other expense, as follows:

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Surplus office lease costs	$13,663	$-	$14,834	$-
Restructuring costs	-	2,340	-	2,756

Other expenses	$13,663	$2,340	$14,834	$2,756

Surplus office lease costs relate to the rent on unused office space and a one time payment of $11.6 million to return unused office space to the landlord, terminating the Corporations obligation under the lease for the space.  The non-recurring costs of the surplus office lease, including the one-time payment, have reduced cash flow from operations in 2010 by $12.7 million.  The lease surrender payment reduces the rent obligation in future periods.

The strategic review and restructuring process undertaken by management was completed in 2009.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

The Corporation is involved in various legal claims associated with normal operations.  In Management’s opinion these claims, although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

On September 26, 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty (“ORR”) to a third party.  At December 31, 2009 a total of 3.75% had been exercised.  During 2010, the additional 1.25% was exercised for net proceeds of $23.8 million, bringing the total ORR commitment to 5% and total proceeds of $95.0 million.

Unaudited Consolidated Financial Statements	- 16 -	Compton Petroleum Corporation - Q2 2010

Subsequent to the period end the Corporation closed on the sale of a further $35.2 million in assets at Gilby.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items increased (decreased) cash as follows:

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Accounts receivable and other current assets	$4,439	$6,993	$170	$20,861
Accounts payable	851	(18,120)	3,828	(72,420)

	$5,290	$(11,127)	$3,998	$(51,559)
Net change in non-cash working capital
Relating to:
Operating activities	$8,445	$(12,767)	$11,610	$(20,692)
Investing activities	(3,155)	1,640	(7,612)	(30,867)

	$5,290	$(11,127)	$3,998	$(51,559)

Amounts paid during the year relating to interest expense and income taxes were as follows:

	three months ended June 30,		six months ended June 30,
	2010	2009	2010	2009

Interest paid	$21,657	$27,191	$26,687	$28,505

Current income taxes paid	-	-	-	-

	$21,657	$27,191	$26,687	$28,505

16.	RECLASSIFICATION

Certain amounts disclosed for prior periods have been reclassified to conform with current period presentation.

Unaudited Consolidated Financial Statements	- 17 -	Compton Petroleum Corporation - Q2 2010